JSAT

8 2-5 1 1 1

CID-B-05-026
August 12, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of The Company's Own Shares in The Market (dated June 27, 2005)
- Notice of Conclusion of Open-Market Purchase of Treasury Stock (dated June 28, 2005)
- Operating Results for the 1st Quarter Ended June 30, 2005 (dated August 9, 2005)
- Earnings Presentation for the First Quarter of the Fiscal Year Ending March 31, 2006 (dated August 9, 2005)

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

June 27, 2005
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with the provisions of Article 211-3, Paragraph 1-2 of the Commercial Code of Japan.

Particulars

1.	Purchase Period:	From June 1, 2005 to June 27, 2005
2.	Total Number of Shares Purchased:	1,525 shares
3.	Aggregate Amount of the Shares Purchase:	¥391,736,000-
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference)

Details of resolution on treasury stock purchase approved at Board of Directors meeting (held on June 1, 2005)

- Class of shares to be purchased: JSAT common stock
- Total number of shares to be purchased: Up to 10,000 shares
- Aggregate amount of Shares to be purchased: Up to ¥3 billions

June 28, 2005

Notice of Conclusion of Open-Market Purchase of Treasury Stock

JSAT Corporation announced that at a meeting held today, the Board of Directors passed a resolution to conclude purchases of treasury stock approved at an earlier meeting held on June 1, 2005 in accordance with the provisions of Article 211-3, Paragraph 1-2, of the Commercial Code of Japan.

Particulars

1. Purchase Period	From June 1, 2005 to June 27, 2005
2. Total Number of Shares Purchased	1,525 shares
3. Aggregate Amount of Shares Purchased	¥391,736,000
4. **Method of the purchases:**	Open-market purchase on the Tokyo Stock Exchange

(Reference) Details of resolution on treasury stock purchase approved at Board of Directors meeting (held on June 1, 2005)

Class of shares to be purchased	JSAT common stock
Total number of shares to be purchased	Up to 10,000 shares
Aggregate amount of shares to be purchased	Up to ¥3 billions

August 9, 2005

JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2005

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the first quarter ended June 30, 2005. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2006, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2006, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the first quarter ended June 30, 2005, are as follows:

Three months ended	June 30, 2005	June 30, 2004	Change
	¥ Million	¥ Million	%
Revenues	11,078	10,822	+2.4%
Operating income	2,482	2,402	+3.3%
Ordinary profit	2,384	2,284	+4.4%
Net Income	1,257	1,226	+2.5%
Total assets	158,298	168,161	-5.9%
Shareholders' equity	92,419	94,513	-2.2%
Net operating cash flow	8,784	9,416	-6.7%
EBITDA	6,819	6,690	+1.9%
EBITDA margin	61.5%	61.8%	-0.4Point
Earnings per share(EPS)	¥3,530.04	¥3,350.57	+5.4%
Weighted average number of shares outstanding	356,144	366,138	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of June 30, 2005	As of June 30, 2004
Assets		
Current assets	21,353	16,429
Fixed assets	136,533	151,210
Deferred assets	411	521
Total assets	158,298	168,161
Liabilities and shareholders' equity		
Current liabilities	21,818	23,853
Long-term liabilities	43,891	49,123
Minority interests	168	672
Common stock	53,769	53,769
Additional paid-in capital	21,260	31,188
Retained earnings	17,066	15,147
Unrealized gains on securities	1,151	4,799
Foreign currency translation adjustment	(436)	(464)
Treasury stock	(391)	(9,927)
Total shareholders' equity	92,419	94,513
Total	158,298	168,161

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004	Change (%)
Revenues	11,078	10,822	+2.4%
Operating expenses	8,596	8,419	+2.1%
Operating income	2,482	2,402	+3.3%
Other income (expenses)	(99)	(118)	-
Ordinary profit	2,384	2,284	+4.4%
Extraordinary income (expenses)	-	87	-
Income before income taxes and minority interests	2,384	2,372	+0.5%
Income taxes	1,126	1,128	-0.2%
Minority interests	-	16	-
Net income	1,257	1,226	+2.5%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004	Change (%)
Network-Related Services	3,980	3,978	0.0%
Broadcast & Video Distribution Services	6,972	6,592	+5.8%
Other	125	250	-50.0%
Total	11,078	10,822	+2.4%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004
Operating activities (net cash)	8,784	9,416
Income before income taxes	2,384	2,372
Depreciation and amortization	4,263	4,133
Payments for income taxes	(1,139)	(1,777)
Other	3,275	4,688
Investing activities (net cash)	(2,782)	1,002
Property and equipment	(4,335)	(3,178)
Business investments	(230)	(15)
Financial investments	1,783	4,196
Financing activities (net cash)	(5,346)	(9,697)
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	(3,000)	(1,000)
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	(1,082)	(1,082)
Payments for purchase of treasury stock	(392)	(6,743)
Payments for dividends	(870)	(870)
Cash and cash equivalents at beginning of the quarter	2,871	2,233
Cash and cash equivalents at end of the quarter	3,544	2,952

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the first quarter ended June 30, 2005. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

Three months ended	June 30, 2005
Revenues	167
Operating income	(409)
Ordinary profit	(439)
Net income	(304)

- **JSAT International Inc.** (100% ownership)

(¥ Million)

Three months for	Jan.-Mar., 2005
Revenues	284
Operating income	108
Ordinary profit	94
Net income	93

※Regarding JSAT International Inc. (JII), the first quarter is a period from January to March. JII's operating results include Horizons Satellite LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

Three months ended	(¥ Million) June 30, 2005
Revenues	1,106
Operating income	35
Ordinary profit	14
Net income	8

(2) Affiliates

- **SKYPerfect Marketing, Co.,Ltd** (49.0% ownership)

Three months ended	(¥ Million) June 30, 2005
Revenues	225
Operating income	(408)
Ordinary Profit	(413)
Net income	(413)

- **Pay Per View Japan, Inc.** (20.0% ownership)

Three months ended	(¥ Million) June 30, 2005
Revenues	3,665
Operating income	80
Ordinary Profit	80
Net income	42

4. Outlook for the Year Ending March 31, 2006, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006, under Japanese GAAP, is provided below.

	Six months ending Sep. 30, 2005	Year ending March 31, 2006
	¥ Million	¥ Million
Revenues	21,900	42,200
Operating income	-	-
Ordinary profit	-	-
Net income	-	-
Earning per share (EPS)	-	-
EBITDA	-	-

During the first quarter of the fiscal year ending March 31, 2006, JSAT reported firm operating results relative to initial full-year forecasts (revenues: \42,200 million; operating income: \4,400 million; ordinary profit: \3,700 million; and net income: \2,100 million). However, depending on future developments concerning the satellite anomaly that occurred on July 22, 2005 and other

factors, this incident could have a material impact on interim and full-year operating results. At present, JSAT has not disclosed forecasts for operating income, ordinary profit, and net income, as it is still too early to determine the impact of the incident on earnings.

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP differs from Japanese GAAP in several ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Jun 30, 2005	Jun 30, 2004	Change
	¥ Million	¥ Million	%
Revenues	10,725	10,515	+1.9%
Operating Income	2,209	2,465	-10.4%
Net Income	1,333	1,225	+8.8%
Total assets	158,547	168,663	-6.0%
Shareholders' equity	91,641	93,328	-1.8%
Net operating cash flow	8,560	9,207	-7.0%
EBITDA	6,720	6,540	+2.7%
EBITDA margin	62.7%	62.2%	+0.5 point
Earning per share (EPS)	¥3,742.56	¥3,346.28	+11.8%
Weighted average number of shares outstanding	356,144	366,138	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of June 30, 2005	As of June 30, 2004
Assets	¥ Million	¥ Million
Current assets	31,067	31,386
Investments, etc.	20,154	24,767
Property and equipment	101,072	108,892
Other assets	6,254	3,618
Total assets	158,547	168,663
Liabilities and shareholders' equity		
Current liabilities	22,238	24,420
Long-term liabilities	44,500	50,263
Minority interests	168	652
Common stock	53,770	53,770
Additional paid-in capital	24,486	34,410
Retained earnings:		
Appropriated for legal reserve	11	5
Unappropriated	12,453	9,964
Comprehensive income	1,313	5,107
Treasury stock	(392)	(9,927)
Total shareholders' equity	91,641	93,328
Total	158,547	168,663

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004	Change (%)
Revenues	10,725	10,515	+1.9%
Operating expenses	8,517	8,049	+5.8%
Operating income	2,209	2,465	-10.4%
Other income (expenses)	334	48	-
Income before income taxes and minority interests	2,542	2,514	+1.1%
Income taxes	1,206	1,274	-5.3%
Minority interests	(4)	(15)	-
Net income	1,333	1,225	+8.8%

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004	Change (%)
Network-Related Services	3,633	3,672	-1.1%
Broadcast & Video Distribution Services	6,967	6,592	+5.6%
Other	125	251	-50.1%
Total	10,725	10,515	+1.9%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2005	June 30, 2004
Operating activities (net cash)	8,560	9,207
Net income	1,333	1,225
Depreciation and amortization	4,042	3,890
Other	3,186	4,092
Investing activities (net cash)	(2,452)	1,307
Property and equipment	(4,344)	(3,182)
Business investments	(230)	(15)
Financial investments	2,122	4,504
Other	-	-
Financing activities (net cash)	(5,452)	(9,792)
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	(3,000)	(1,000)
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	(1,083)	(1,083)
Payments for purchase of treasury stock	(393)	(6,744)
Payments for dividends	(871)	(871)
Other	(105)	(94)
Cash and cash equivalents at beginning of the quarter	2,872	2,233
Cash and cash equivalents at end of the quarter	3,545	2,953

7. Outlook for the Year Ending March 31, 2006, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006, under the US GAAP, is provided below.

	Six months ending Sep. 30, 2005	Year ending March 31, 2006
	¥ Million	¥ Million
Revenues	21,230	40,940
Operating income	-	-
Net income	-	-
Earning per share (EPS)	-	-
EBITDA	-	-
EBITDA margin	-	-

During the first quarter of the fiscal year ending March 31, 2006, JSAT reported firm operating results relative to initial full-year forecasts (revenues: \40,940 million; operating income: \4,460 million; and net income: \2,410 million). However, depending on future developments concerning the satellite anomaly that occurred on July 22, 2005 and other factors, this incident could have a material impact on interim and full-year operating results. At present, JSAT has not disclosed forecasts for operating income, ordinary profit, and net income, as it is still too early to determine the impact of the incident on earnings.

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

~~8 2 5 1 1 1~~

8 2-5 1 1 1

FASF JSAT

Earnings Presentation for the First Quarter of the Fiscal Year Ending March 31, 2006

JSAT Corporation

Member of Financial Accounting Standards Foundation (FASF)

Forward-Looking Statements

Statements about the JSAT Group's forecasts, strategies, management policies and objectives in this presentation that are not based on historical facts constitute forward-looking statements. These statements are based on management's assumptions, plans, expectations and judgments in light of information currently available. Actual results are subject to a variety of risks and uncertainties, and may therefore differ materially from forecasts. The primary risks and uncertainties currently envisioned by the JSAT Group include, but are not limited to, the following:

- A decline in demand for the JSAT Group's services;
- A decline in the usage of various services by major customers and volatility in operating results;
- Damage, malfunctions or breakdowns experienced by JSAT Group's communications satellites;
- Failure to launch satellites, insert them in their proper orbits, or delays in launches;
- The inability to establish an effective backup satellite system;
- The inability to conduct business as planned due to the delay or failure to coordinate orbital slots and communication frequencies at the international level;
- The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the JSAT Group's business and operations;
- Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;
- The cost of satellites that exceeds budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;
- The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents;
- Difficulty or inability to obtain financing to purchase satellite equipment and facilities;
- The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;
- The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned.
- The inability of businesses run in the U.S. by significant subsidiaries and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors. The inability of businesses run by subsidiaries, such as the digital content distribution business targeting cable TV operators, to perform according to JSAT's business plans.
- Changes in economic conditions, such as interest rates and currency exchange rates; and
- Intensifying competition in Japan, Asia, Europe and the U.S. may have an adverse effect on the JSAT Group's financial position or results of operations.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

Contents

JSAT Corporation

Summary of Consolidated Operating Results for the First Quarter and Operating Results by Segment (Consolidated)

Summary of Consolidated Operating Results

(Millions of Yen)	2006/3 First Quarter	2005/3 First Quarter	YoY	Interim Forecast (announced on April 1, 2005)	Full-year Forecast (announced on April 1, 2005)
Revenues	11,078	10,822	102.4%	21,900	42,200
Operating expenses	8,596	8,419	102.1%	-	-
Operating income	2,482	2,402	103.3%	3,500	4,400
Ordinary profit	2,384	2,284	104.4%	2,900	3,700
Net income	1,257	1,226	102.5%	1,500	2,100
Net operating cash flow	8,784	9,416	93.3%	-	17,600
Earnings per share (\)	3,530.04	3,350.57	105.4%	-	5,891.96
EBITDA	6,819	6,690	101.9%	-	21,000

* These Financial results and data are based on Japanese GAAP.

Summary of Operating Results by Segment (Consolidated)

(Millions of Yen)	2006/3 First Quarter	2005/3 First Quarter	YoY
Network-related Services	3,980	3,978	100.0%
Broadcast & Video Distribution Services	6,972	6,592	105.8%
Other Services	125	250	50.0%
Total revenues	11,078	10,822	102.4%

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

Operating Results of Major Subsidiaries and Affiliates

(Millions of Yen)

	Revenues	Operating income	Ordinary profit	Net income
Japan CableCast Inc. (100% ownership)	167	△ 409	△ 439	△ 304
JSAT International Inc. (100% ownership)	284	108	94	93
Satellite Network, Inc. (92% ownership)	1,106	35	14	8
SKYPerfect Marketing, Co., Ltd. (49% ownership)	225	△ 408	△ 413	△ 413
Pay Per View Japan, Inc. (20% ownership)	3,665	80	80	42

These Financial results and data are based on Japanese GAAP.

- At Japan CableCast, 74 cable TV operators have started offering the JC-HITS service, while roughly 30operators are preparing for launch (as of July 31, 2005).
- JSAT International moved into the black thanks to revenue contributions from expanding Horizons-1 services. The company aims to drive further growth in its businesses in North America.
- SKYPerfect Marketing began offering services in June 2005.

JSAT Corporation

Key Activities in the First Quarter

✓ Expanded the JSAT-PanAmSat Joint Satellite Business (Horizons-2) in North America.

✓ Began providing satellite-based Internet trial services to regions lacking broadband infrastructure—an initiative to bridge the "digital divide."

*For further details, please see the reference materials in the latter half of this presentation (p. 13-14).

JSAT Corporation

JCSAT-1B Satellite Anomaly: Sequence of Events After Anomaly Detection

Sequence of Events After Anomaly Detection

22-Jul-05	At 15:32 JST, all channels became unavailable following the loss of satellite attitude during a maneuver. In cooperation with The Boeing Satellite Systems, Inc., the satellite's manufacturer, measures were initiated on the same day to determine the health of the satellite and investigate the cause of the incident.
23-Jul-05	JSAT began moving JCSAT-R, the Company's in-orbit backup satellite, to replace JCSAT-1B.
31-Jul-05	The JSAT-R backup satellite arrived on schedule to replace JCSAT-1B.

Investigation Into the Cause of the Incident

The joint investigation with Boeing Satellite Systems, the satellite's manufacturer, into the cause of the attitude anomaly has revealed a malfunction in the satellite's propulsion sub-systems. Recovery operations continue to be reviewed.

JSAT apologizes for any inconvenience and concern this incident may have caused.

JCSAT-1B Satellite Anomaly: Outlook

Effect on Earnings Forecasts for the Fiscal Year Ending March 31, 2006

(Millions of Yen)

	Net sales	Operating income	Ordinary profit	Net income
Interim	21,900	-	-	-
Full year	42,200	-	-	-

* These Financial results and data are based on Japanese GAAP.

>Depending on future developments regarding this anomaly and other factors, this incident could have a material effect on the JSAT Group's interim and full-year operating results.

>Forecasts for operating income, ordinary profit and net income have not been disclosed at present because it is still too early to determine the incident's impact on interim and full-year forecasts.

JSAT asks for your understanding regarding this incident, and apologizes for any inconvenience or concern this may have caused.

Measures to Facilitate Reception of Terrestrial Digital Broadcasts: Field Trials Using Satellites

JSAT Corporation

Develop Broadcasting Technologies that Enhance Communications Efficiency

JSAT plans to fuse the H.264 standard, a highly efficient data compression Technology used in communications, with satellite broadcasting standards. This will be achieved by conducting field trials with SKYPerfect Communications, Inc. to develop broadcasting technologies with higher communications efficiency.


JCSAT- 3
JCSAT- 4A
Terrestrial broadcasters
JSAT Yokohama Satellite Control Center
Receivers
(antennas and set-top boxes)

Fuse the H.264 standard, a state-of-the-art encoding standard expected to gain ground worldwide, and other echnologies with satellite broadcasting standards, to enhance communications efficiency for distributing Hi-Vision images.

Reference: Analysis of Consolidated Operating Results

JSAT Corporation

Revenues ¥11,078 million (Up ¥256 million year on year)	Main positive factors: ➢ Expanded international telecommunications services, including Horizons-1 ➢ Revenue contributions from growth in cable TV operators adopting the JC-HITS service Main negative factor: Bandwidth reductions and cancellations by certain customers
Operating income ¥2,482 million (Up ¥80 million year on year)	Main positive factor: ➢ Decrease in in-orbit insurance premiums Main negative factor: ➢ Booked operating expenses associated with the start of the JC-HITS service
Operating cash flows ¥6,760 million (Down ¥631 million year on year)	Main positive factors: ➢Decrease in income taxes paid ➢Increase in advances received Main negative factor: ➢Cancellation fees from NTT Communications (received in the previous first quarter)

* These Financial results and data are based on Japanese GAAP.

82-5111

JSAT Corporation

Reference: Revenues for Each Service

(Millions of Yen)

	2006/3 First Quarter	2005/3 First Quarter	YoY
Network-related Services	3,980	3,978	100.0%
Broadcast & Video Distribution Services	6,972	6,592	105.8%
Other Services	125	250	50.0%
Total revenues	11,078	10,822	102.4%

* These Financial results and data are based on Japanese GAAP.

Current Conditions of Each Service

Network-related Services	Main positive factors: •Higher revenues from overseas enterprises •Growing revenues from global businesses: New contracts with government organizations Main negative factor: •Bandwidth reductions and cancellations by certain customers
Broadcast & Video Distribution Services	Main positive factors: •Contributions to earnings accompanying growth in the number of cable TV operators adopting the JC-HITS service (started services in June 2004). •Higher revenues from broadcasting services (Horizons-1)
Other Services	Main negative factor: •Completion of spot projects

JSAT Corporation

Reference: Cash Flows

(Millions of Yen)	2006/3 First Quarter	2005/3 First Quarter
Net Cash Provided by Operating Activities	8,784	9,416
Income before income taxes	2,384	2,372
Depreciation and amortization	4,290	4,133
Income taxes paid	Δ 1,139	Δ 1,777
Other	3,248	4,688
Net Cash Used in Investing Activities	Δ 2,782	1,002
Property and equipment	Δ 4,335	Δ 3,178
Business investments	Δ 230	Δ 15
Financial investments	1,783	4,195
Net Cash Used in Financing Activities	Δ 5,346	Δ 9,697
Proceeds from short-term borrowings	-	-
Repayments of short-term borrowings	Δ 3,000	Δ 999
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	Δ 1,082	Δ 1,082
Payments for purchase of treasury stock	Δ 392	Δ 6,743
Dividends paid	Δ 866	Δ 855
Dividends paid to minority shareholders	Δ 4	Δ 15
Cash and cash equivalents at beginning of the first quarter	2,871	2,233
Cash and cash equivalents at end of the first quarter	3,544	2,952

Main Factors Behind Change in Operating Cash Flow
Main positive factors:
Decrease in income taxes paid ¥638 M
Increase in advances received ¥531 M
Main negative factors:
Cancellation fee income from NTT Communications in the previous year ¥2,047 M

Major Investments in Property and Equipment:
Satellite related ¥2,259 M
JC-HITS related ¥1,860 M

Business Investments:
SKYPerfect Marketing ¥230 M

Total Borrowings as of June 30, 2005:

Short-term borrowings	¥2,270 M
Long-term borrowings	¥28,927 M
Convertible bonds	¥19,592 M
Total	¥50,789 M

Comparison with March 31, 2005: -¥4,082 M

* These Financial results and data are based on Japanese GAAP.

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Reference: First Quarter Activities ①

JSAT Corporation

Expanded the Joint JSAT-PanAmSat Satellite Business (Horizons-2) in North America

Goal:
Horizons-2, the second satellite to be jointly owned by the two companies, will be positioned over North America in a 74° west longitude orbital slot, with the aim of expanding Ku-band satellite telecommunications services in North America.

Schedule:
July 2005
Established Horizons Holdings LLC and Horizons-2 Satellite LLC
2007
Launch satellite and start offering services (plan)

Total investment:
Approx. US$140 million


Horizons-1
127° west longitude
Over San Francisco
Horizons-2
74° west longitude
Over New York

First Quarter Activities ②

JSAT Corporation

Measures to Bridge the "Digital Divide" By Offering Satellite Internet Services

Goal:
Provide high-speed, broadband Internet access using satellite links to regions in Japan lacking broadband infrastructure such as remote islands and mountainous areas.

Applications:
Looking ahead, JSAT will work to promote greater use of this service by local governments, schools, and travel agencies in regions lacking broadband infrastructure or under similar circumstances. A more diverse array of applications will be targeted, such as medical care in remote areas.

Schedule:
Fiscal 2005 Provide trial services
April 2006 Begin main services (plan)


Local governments
Medical care in remote areas
Uplink: Up to 2Mbps
Downlink: Up to 15Mbps
Schools and travel gencies
JSAT Yokohama Satellite Control Center

82-5111

JSAT Corporation

If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: [illegible]

Thank you for your continued understanding and support of JSAT.

These statements are based on the Group's own forecasts in light of information currently available. Market conditions faced by the JSAT Group are highly volatile, reflecting rapid technological innovation, shifts in customer needs, economic conditions, and other factors. Therefore, actual results may differ materially from information in this presentation. Accordingly, JSAT urges readers not to place undue reliance on the forecasts presented in these materials.

Note:
Please refrain from copying or reprinting all or part of this presentation without permission.